Carthew Bay Technologies Provides Update for the Reverse Takeover Transaction with Colorep Inc.

TORONTO, September 5, 2008 (PRIME NEWSWIRE) -- Carthew Bay Technologies Inc. (OTCBB:CWBYF) (the “Company” or “CBT”), formerly Astris Energi Inc., provided shareholders with an update of the transaction whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep (“RTO”).

Timeline Update

The closing of the RTO has been further pushed out because of delays associated with the completion of Coloreps’ audit, which in turn affects the filing of proxy materials and a registration statement with the SEC by CBT. It is currently anticipated that the audit will be completed by the end of September and the registration statement filed shortly thereafter. CBT will convene a special meeting of shareholders to vote on this transaction after SEC review and comments, which will likely take between 90 and 120 days after filing of the registration statement. In the event that shareholders approve the same, the transaction will close shortly thereafter.

Transaction Summary

Given the considerable length of time that has passed since the announcement of this transaction, the following is a summary of the Colorep transaction. In the first quarter of 2008, CBT invested $2 million in secured convertible debentures of Colorep, accruing interest at 1% per month. On May 23, 2008, CBT and Colorep executed an Agreement and Plan of Merger (the “Merger Agreement”) whereby on closing, the pre-RTO shares of Colorep common stock will be converted into shares of CBT common stock, and Colorep will acquire the voting interests of CBT through a reverse triangular merger. A copy of the Merger Agreement was filed with the Securities and Exchange Commission on May 30, 2008.

CBT believes that the approximate deemed RTO transaction value to pre-RTO CBT shareholders would be $4,000,000 after giving effect to the cancelation of the $2,000,000 debenture. This estimated value is based on Colorep’s most recent private placement of common shares of over $23 million completed in the first quarter of 2008.

“We believe that this transaction represents considerable initial value to our shareholders as well as an opportunity to participate in the growth of an exciting new ‘clean/sustainable’ technology” said Michael Liik, CBT’s CEO.

About Colorep and Transprint USA

About Colorep, Inc.

Colorep, Inc. (www.colorep.com) is a leader in subsurface printing and fabric dyeing technologies, providing products and services to the promotion, apparel, commercial furnishings and home decor markets. Colorep provides these services to companies through its wholly-owned subsidiary, BetaColor LLC, its printing applications division and through the licensing of its technology to manufacturers in these addressable markets. Colorep’s technologies encompass a range of advances in the coloration and decoration of fabrics, vinyl, plastics, and coated metals. Its AirDye(tm) technology introduces coloration of fabric without negative environmental impacts.

About Transprint USA, Inc.

Transprint USA, Inc., a wholly-owned subsidiary of Colorep (“Transprint”) (www.transprintusa.com), is a leading supplier of transfer-printing paper for decorating polyester, polyester rich substrates and certain other synthetic materials. With a design library of over 12,000 designs, Transprint is a leader in design choice and innovation. Transprint’s products include Transwide(tm), a patented, exclusive product providing transfer-printing paper up to 126” (320cms) and Transeeze(tm), a release paper product for the printing of vinyl and other plastics. Transprint supplies its worldwide customer base through a direct sales force and agents located in a number of foreign countries.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to CBT’s plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of CBT’s management and are subject to known and unknown risks and uncertainties, many of which are beyond CBT’s control. Such risks include those detailed in CBT’s filings with the Securities and Exchange Commission and the Alberta Securities Commission.

Actual results may differ from those set forth in the forward-looking statements. CBT undertakes no obligation to update any forward-looking statements, except as required by law.

CONTACT:	CarthewBay Technologies Inc.
MichaelLiik, President & CEO
416-307-4015
Fx: 416-365-1719